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                    May 22, 2006
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Dominic Minore, Esq.
Securities and Exchange Commission
Division of Investment Management
Room 4711
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highland Credit Strategies Fund (the “Trust”)
Pre-Effective Amendment No. 3 to Registration Statement on
Form N-2 (File Numbers 333-132436; 811-21869)
Dear Mr. Minore:
We received your oral comments on May 17, 2006 to the Registration Statement on Form N-2, Pre-Effective Amendment No. 2, as filed on May 10, 2006, to register the common stock of the Trust under the Securities Act of 1933 and the Investment Company Act of 1940.
The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on the Trust’s behalf. These changes have been reflected in Pre-Effective Amendment No. 3 to the Trust’s Registration Statement, which we have attached hereto marked to show the changes made in response to your comments, as well as other changes made to the Registration Statement since Pre-Effective Amendment No. 2. All changes were conformed throughout the Registration Statement, where applicable.
For ease of reference, we have included your comments below. Any changes made to the Registration Statement pursuant to your comments are as follows:

Securities and Exchange Commission
May 22, 2006

Comment 1: On the cover page of the Prospectus, add the phrase “, in accordance with the investment limitations set forth in this prospectus.”
Response: We have made this change.
Comment 2: On the cover page of the Prospectus, change the style of the pricing table to include footnotes. Place all footnotes on the outside front cover of the Prospectus.
Response: We have made these changes.
Comment 3: On the cover page of the Prospectus, add a total and per share amount of estimated offering expenses of the Preferred Share offering that is expected to occur soon after the completion of this offering.
Response: We have added this disclosure in footnote (3).
Comment 4: Confirm that there are no conflicts of interest, affiliate transactions or related party transactions requiring additional risk factor disclosures.
Response: We have confirmed with the Trust that there are no conflicts of interest, affiliate transactions or related party transactions requiring additional risk factor disclosures.
Comment 5: In the section of the Prospectus captioned “Prospectus Summary — Principal Risks of the Trust” add a risk factor for “Key Advisory Personnel” and “Mortgage-Backed Securities.”
Response: We have added these risk factors.
Comment 6: In the section of the Prospectus captioned “Prospectus Summary -Risks of Investing in Obligations of Stressed, Distressed and Bankrupt Issuers,” immediately after “‘an insider’” add “or an underwriter.”
Response: We have made this change.
Comment 7: Clarify that the Trust may invest up to 20% of its total assets in Non-U.S. securities, inclusive of any investments in emerging markets.

Securities and Exchange Commission
May 22, 2006

Response: In the section of the Prospectus captioned “Prospectus Summary — Non-U.S. Securities Risk” we have added the text “, including emerging market securities.”
Comment 8: In the Example in the section of the Prospectus captioned “Prospectus Summary — Summary of Trust Expenses,” perform the same analysis as if dividends on preferred shares were included.
Response: We have added this new analysis.
Comment 9: Clarify “plus cost of servicing Preferred Shares” language in the Example to the Summary of Trust Expenses.
Response: The assumptions have been revised for clarity.
Comment 10: In the section of the Prospectus captioned “Underwriters,” add data on the “Public offering price” and “Proceeds to the Trust” to the estimated expenses and compensation table.
Response: These line items have been added to this table.
Comment 11: In the section of the Prospectus captioned “Underwriters,” add a subheading captioned “Additional Compensation to Be Paid by the Investment Adviser.”
Response: We have added information to this section regarding additional compensation to be paid by the Investment Adviser as well as a separate sub-heading.
Comment 12: In the section of the Prospectus captioned “Underwriters,” disclose that Morgan Stanley & Co. Incorporated will be paid a marketing and structuring fee and that such services differ from underwriting services. Disclose that when the board of trustees approved the underwriting agreement it did not take into account the marketing and structuring fee.
Response: We have added this disclosure.
Comment 13: Disclose whether the NASD has any objections to the marketing and structuring fee agreement or the amount being provided thereunder.

Securities and Exchange Commission
May 22, 2006

Response: The NASD has neither approved nor objected to the marketing and structuring fee agreement or the amount being provided thereunder. We will provide you an update on this issue.
Comment 14: In the section of the Statement of Additional Information captioned “Investment Restrictions,” delete footnote (2) and move its contents into the body of the text.
Response: We have made this change.
Comment 15: In the section of the Statement of Additional Information captioned “Investment Restrictions,” revise the language in note 3 (“purchase of debt securities”).
Response: After further conversations with you, we both agreed that this change was not necessary.
Comment 16: Add a risk factor to the Registration Statement regarding portfolio managers.
Response: The disclosure in the penultimate paragraph of the section of the Statement of Additional Information captioned “Management of the Trust — Portfolio Managers” addresses this issue. After further conversations with you, we both agreed that a separate risk factor was not necessary.
Comment 17: Disclose the basis for the approval of the investment advisory agreement.
Response: After further conversations with you, we both agreed that Form N-2 does not require this disclosure (see Item 18.13 of the previous version of Form N-2). The section of the Prospectus captioned “Management of the Trust — Investment Adviser — Compensation” contains a statement that the basis for the approval of the investment advisory agreement will be disclosed in the Trust’s report to shareholders for the period ending June 30, 2006.
Comment 18: Confirm that, when considering the investment advisory contract, the board of trustees did not consider the marketing and structuring agreement.
Response: We have confirmed this with the Trust.

Securities and Exchange Commission
May 22, 2006

Comment 19: In the section of the Statement of Additional Information captioned “Investment Restrictions” delete the word “particular” in the footnote (1).
Response: We have made this change.
          Please do not hesitate to contact me at (212) 735-3075 should you have any questions regarding this letter or filing.

Sincerely,
/s/ S. Kris Agarwal
S. Kris Agarwal

cc: Philip Harris, Esq.